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3/16/11

[redacted]

11020745

KILLMAN, MURRELL & COMPANY, P.C.

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
SECTION
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First London Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmount St.
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols (214) 220-0690
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KILLMAN, MURRELL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

1931 E. 37th St. Ste. 7 (Address) **Odessa** (City) **Texas** (State) **79762** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to

KH
3/25

respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas R. Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First London Securities Corporation**, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Debra Jean Taylor
My Commission Expires
03/03/2012

NOTARY PUBLIC STATE OF TEXAS

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*- The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2010

FIRST LONDON SECURITIES CORPORATION

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
First London Securities Corporation
Dallas, Texas

We have audited the accompanying statement of financial condition of First London Securities Corporation as of December 31, 2010, and the related statements of (loss), stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Killman, Murrell & Company, P.C.

KILLMAN, MURRELL & COMPANY, P.C.
Odessa, Texas
February 25, 2011

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	79,769
Clearing deposit		292,519
Dividend receivable		2,333
Marketable securities		223,678
Receivable from related parties		97,545
TOTAL ASSETS	$	695,844

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other accrued liabilities	$	5,179
Payable to related parties		72,822
Payable to clearing broker/dealer		232,591
TOTAL LIABILITIES		310,592
Stockholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 918,421 shares issued and outstanding		918,421
Additional paid-in-capital		142,516
Retained (deficit)		(675,685)
TOTAL STOCKHOLDER'S EQUITY		385,252
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	695,844

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF (LOSS)
YEAR ENDED DECEMBER 31, 2010

REVENUE		
Securities commissions	$	45,416
Net gain on firm securities trading accounts		92,850
Consulting income		48,100
Other income		2,621
Dividend income		12,942
Interest income		140
TOTAL REVENUE		202,069
EXPENSES		
Compensation and related costs		69,142
Clearing charges		30,155
Professional fees		13,000
Fees paid to related party		195,992
Other expenses		93,730
TOTAL EXPENSES		402,019
Net (Loss) Before Provision For Income Taxes		(199,950)
Income (taxes) benefit		71,064
NET (LOSS)	$	(128,886)

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Class A Common		Class B Common		Additional Paid-In	Retained Earnings	
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance at December 31, 2009	142,500	$ 133,150	785,271	$785,271	$ 142,516	$ (528,099)	$ 532,838
Dividends	–	–	–	–	–	(18,700)	(18,700)
Net (loss)	–	–	–	–	–	(128,886)	(128,886)
Balance at December 31, 2010	142,500	$ 133,150	785,271	$785,271	$ 142,516	$ (675,685)	$ 385,252

The accompanying notes are an integral part of these financial statements

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities		
Net (loss)	$	(128,886)
Changes in operating assets and liabilities		
Clearing deposit		167,307
Marketable securities		127,799
Receivable from clearing broker/dealer		7,705
Dividends & other receivable		8,391
Receivable from related parties		(77,664)
Payable to related parties		72,822
Investments		(18,700)
Deposits		14,785
Payable to clearing broker/dealer		(118,887)
Accounts payable and other accrued liabilities		(10,752)
Net cash provided by operating activities		43,920
Increase in cash		43,920
Cash at beginning of year		35,849
Cash at end of year	$	79,769
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest paid	$	-0-
Income taxes paid	$	-0-
Non-cash investing and financing activities:		
Investments	$	18,700
Dividends		(18,700)

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

First London Securities Corporation (the "Company") was organized in November 1991 as a Texas corporation. The Company is a subsidiary of DGN Securities Corporation (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. The Company's customers consist primarily of individuals located in the State of Texas.

Significant accounting policies:

Basis of Accounting:

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

Fair Value:

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2010, does not differ materially from the aggregate carrying value for its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Marketable Securities:

Marketable securities are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company measured it available-for-sale securities at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. This codification specifies a valuation hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's own assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets;
- Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant values drivers are unobservable.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market date, if available, when estimating fair value. Fair value measurements at December 31, 2010 using:

December 31,	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3
2010	$ 223,678	$ 223,678	$ –	$ –

Investments:

The Company's investments are carried at the lower of cost or market.

Security Transactions:

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Tax Calculation:

The Company files a consolidated federal income tax return with its parent company. Income tax expense is computed as if the Company filed a separate return. The Company uses the liability method of accounting for income taxes in accordance with FASB ASC 740, *Accounting for Income Taxes*. Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the difference between the financial statement and tax bases of assets and liabilities. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return.

Compensated Absences:

Employees of the Company receive paid vacation and personal days off, depending on length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

(Continued)

NOTE 2. TRANSACTIONS WITH CLEARING BROKERS/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3. INCOME TAXES

The provision for income taxes applicable to current operations consists of the following:

	Benefit (*i*)
Federal & State Tax Benefit at the statutory rate of 34%	$ 67,983
Dividend exclusion	3,081
Total federal income tax benefit	$ 71,064

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2010, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$100,000	$ 230,628	$ 130,628	.0338 to 1

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company leases various quotation equipment for an initial term of one year at a rate of $985 per month. Unless terminated by written notice, the term of the agreement is automatically extended for successive additional periods of one year.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). In 2010, $24,000 was paid in office rent which is included in the accompanying statement of income as other expenses. The term of the lease was amended to expire on December 31, 2012.

The remaining future commitment is as follows:

2011	24,000
2012	24,000
Total	$ 48,000

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2010, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

(Continued)

NOTE 6. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has cash deposits, clearing deposit, marketable securities due from and held by its clearing broker/dealer and trade and receivables from clearing broker/dealer totaling $598,299 or approximately 86% of total assets at December 31, 2010. The Company also has a payable to clearing broker/dealer totaling $232,591 or approximately 75% of total liabilities due to the same clearing broker/dealer.

NOTE 7. MARKETABLE SECURITIES

Marketable securities consist of trading securities at fair value, as follows:

Corporate Stocks	$ 223,678

The following corporate stocks represent 96% of marketable securities:

	Market Value December 31, 2010
Armanino Foods	$ 164,455
Applied Nanotech	53,323
Total	$ 217,778

These stocks (before haircuts) are a material part of the net capital computation. A decline in market value could reduce net capital. Such reduction in net capital could be significant. These stocks are traded on the NASDAQ and over the counter bulletin board.

NOTE 8. TRANSACTIONS WITH RELATED PARTIES

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

The Company did not management fees to Parent in accordance with the Management and Advisory Services Agreement provisions.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The Company paid $2,000 a month in 2010.

Payments were made to Douglas R. Nichols ("DRN"), president and securities principal of the Company for consulting fees during the year ending December 31, 2010 totaling $170,992.

DRN is responsible for 99% of the commission and trading revenue during the year ending December 31, 2010.

(Continued)

NOTE 9. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2010, through February 25, 2011, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

(Continued)

SCHEDULE I

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Total stockholder's equity qualified for net capital	$ 385,252
Deductions and/or charges	
Non-allowable assets:	
Non-marketable securities	3
Receivables from related parties	97,545
Total non-allowable assets	97,548
Net capital before haircuts on securities positions	287,704
Haircuts on Securities:	
Blockage	27
Marketable securities	33,547
Undue concentration	23,502
Net Capital	$ 230,628
Aggregate indebtedness	
Accounts payable and other accrued liabilities	5,179
Payable to related parties	$ 72,822
Total aggregate indebtedness	$ 78,001
Computation of basic net requirement	
Minimum net capital required (greater of $100,000 or 6 2/3 % of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 130,628
Ratio of aggregate indebtedness to net capital	.0338 to 1

SCHEDULE II

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5
AS OF DECEMBER 31, 2010

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2010 (unaudited)		$ 248,453
Audit adjustments:		
Allowable Assets –		
Decrease in marketable securities unrealized losses	17,825	
		17,825
Net capital as computed on Schedule I		$ 230,628

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
First London Securities Corporation
Dallas, Texas

In planning and performing our audit of the financial statements of First London Securities Corporation (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Killman, Murrell & Company, P.C.

KILLMAN, MURRELL & COMPANY, P.C.
Odessa, Texas
February 25, 2010